FORM 51-102F3
Material Change Report

Item 1.	Name and Address of Company

Rubicon Minerals Corporation (“Rubicon”)
1540 - 800 West Pender Street
Vancouver, B.C. V6C 2V6

Item 2.	Date of Material Change

March 2, 2009

Item 3.	News Release

The news release was disseminated via Marketwire on March 2, 2009.

Item 4.	Summary of Material Change

Rubicon Receives Permits for Underground Advanced Exploration Program, Phoenix Gold Project, Red Lake Ontario

Item 5.	Full Description of Material Change

5.1 Full Description of Material Change

Rubicon Minerals Corporation (RMX.TSX: RBY.NYSE-Amex) is pleased to announce that pursuant to the Closure Plan approved by the Ministry of Northern Development and Mines, it has received the necessary permits to allow it to commence the planned underground advanced exploration program. The previously approved shaft dewatering and shaft rehabilitation is currently underway and is expected to be completed by the end of March. Once completed, Rubicon will deepen the existing shaft from its current depth of 143 metres to 350 metres below surface where an exploration drift of 200-250 metres with drill stations, will be completed.

Underground drilling from the base of the shaft is expected to commence at the end of Q2 to early Q3 2009 and completion of the exploration drift is expected during Q3 2009, assuming no adverse ground conditions are encountered. The Closure Plan includes an ongoing commitment on the part of Rubicon to consult with aboriginal groups during the planning and execution of the proposed exploration program.

5.2 Disclosure for Restructuring Transactions

Not applicable

Item 6.	Reliance on subsection 7.1(2) or (3) of National Instrument 51-102

Not applicable

Item 7.	Omitted Information

Not applicable

Item 8.	Executive Officer

David W. Adamson, President & CEO (Tel: (604) 623-3333)

Item 9.	Date of Report

March 11, 2009

News Release
TSX:RMX | NYSE Amex:RBY March 2, 2009

Rubicon Receives Permits for Underground Advanced Exploration Program,

Phoenix Gold Project, Red Lake Ontario

- shaft dewatering in progress-

Rubicon Minerals Corporation (RMX.TSX: RBY.NYSE-Amex) is pleased to announce that pursuant to the Closure Plan approved by the Ministry of Northern Development and Mines, it has received the necessary permits to allow it to commence the planned underground advanced exploration program. The previously approved shaft dewatering and shaft rehabilitation is currently underway and is expected to be completed by the end of March. Once completed, Rubicon will deepen the existing shaft from its current depth of 143 metres to 350 metres below surface where an exploration drift of 200-250 metres with drill stations, will be completed.

Underground drilling from the base of the shaft is expected to commence at the end of Q2 to early Q3 2009 and completion of the exploration drift is expected during Q3 2009, assuming no adverse ground conditions are encountered. The Closure Plan includes an ongoing commitment on the part of Rubicon to consult with aboriginal groups during the planning and execution of the proposed exploration program.

Rubicon Minerals Corporation is an exploration company, focusing on exploring and developing gold projects in politically safe jurisdictions with high geological potential. Rubicon controls over 65,000 acres of prime exploration ground in the prolific Red Lake gold district of Ontario which hosts Goldcorp's high-grade, world class Red Lake Mine. In addition to its Red Lake holdings, Rubicon controls large land positions in Nevada and Alaska. Rob McEwen, President and CEO of McEwen Capital and former Chairman and CEO of Goldcorp, owns 29% of the issued shares of the company.

RUBICON MINERALS CORPORATION
"David W. Adamson"
President & CEO

Forward Looking Statements

This news release contains certain statements that may be deemed "forward-looking statements". All statements in this release, other than statements of historical fact, that address events or developments that the Company expects to occur, are forward looking statements. Forward looking statements are statements that are not historical facts and are generally, but not always, identified by the words "expects", "plans", "anticipates", "believes", "intends", "estimates", "projects", "potential", “suggest”  and similar expressions, or that events or conditions "will", "would", "may", "could" or "should" occur. Forward-looking statements in this document include statements regarding the timing and nature of future exploration programs.

Although the Company believes the expectations expressed in such forward-looking statements are based on reasonable assumptions, investors are cautioned that any such statements are not guarantees of future performance and actual results or developments may differ materially from those projected in the forward-looking statements. Factors that could cause the actual results to differ materially from those in forward-looking statements include market prices, exploitation and exploration successes, continued availability of capital and financing, inability to obtain required shareholder or regulatory approvals, and general economic, market or business conditions. Forward looking statements are based on the beliefs, estimates and opinions of the Company's management on the date the statements are made. Except as required by applicable securities laws, the Company undertakes no obligation to update these forward-looking statements in the event that management's beliefs, estimates or opinions, or other factors, should change.

These statements are based on a number of assumptions, including, among others, assumptions regarding general business and economic conditions, and the ability of third-party service providers to deliver services in a timely manner. The foregoing list of assumptions is not exhaustive. Events or circumstances could cause results to differ materially. Except as required by applicable securities laws, the Company undertakes no obligation to update these forward-looking statements in the event that management's beliefs, estimates or opinions, or other factors, should change.